Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: East Texas Financial Services, Inc.

Commission File No. 1-35388

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Letter to Stockholders of East Texas Financial Services, Inc. dated March 28, 2012 including attachments

In connection with the proposed merger of East Texas Financial Services, Inc. into Prosperity Bancshares, Inc. (“Prosperity”), Prosperity has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the stockholders of East Texas Financial Services. The registration statement includes a proxy statement/prospectus which was sent to the stockholders of East Texas Financial Services seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, EAST TEXAS FINANCIAL SERVICES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (281) 269-7199.

March 28, 2012

Dear Stockholders:

Enclosed with this letter you will find our Notice of Postponement of Special Meeting of Stockholders. The meeting is now scheduled for April 18, 2012. The reason for this postponement is to allow us to investigate the potential aggregation of holdings of certain stockholders for the purpose of determining whether the voting rights of these stockholders should be limited in compliance with the Company’s articles of incorporation.

During this postponement, you still have the opportunity to vote on the Agreement and Plan of Reorganization. We urge all of our stockholders to vote FOR the approval of the Agreement and Plan of Reorganization. If you have already voted for approval, we thank you for your support. If you have voted against the approval and wish to change your vote or have not voted, please contact our proxy solicitor, Regan & Associates, Inc. at (800) 737-3426 or by email at jdougan@reganproxy.com or our Corporate Secretary, Sandra J. Allen by telephone at 903-939-2265 or by email at sandra.allen@ffbtx.com or you may use the enclosed proxy card.

This is a very important decision and the Board recommends that you vote FOR the approval of the Agreement.

Sincerely,

Derrell W. Chapman, CPA
President and Chief Executive Officer

NOTICE OF POSTPONEMENT OF SPECIAL MEETING OF STOCKHOLDERS

The special meeting of stockholders of East Texas Financial Services, Inc. (“ETFS”) originally scheduled to be held on March 14, 2012 at 2:00 p.m., local time, and previously postponed to March 28, 2012 at 2:00 p.m., local time, has again been postponed to April 18, 2012 at 2:00 p.m., local time. The special meeting will be held at OneREALTOR Center, 2772 SSE Loop 323, Tyler Texas 75701, (903) 561-8403. The purposes of the special meeting are:

1.	To approve the Agreement and Plan of Reorganization, dated as of December 8, 2011, by and between ETFS and Prosperity Bancshares, Inc. (“Prosperity”), pursuant to which ETFS will merge with and into Prosperity, all on and subject to the terms and conditions contained therein; and

2.	To transact such other business as may properly come before the special meeting.

Only stockholders of record at the close of business on February 3, 2012 will be entitled to notice of, and to vote at, the special meeting.

By Order of the Board of Directors,

Derrell W. Chapman, CPA
President and Chief Executive Officer

Tyler, Texas

March 27, 2012

The Board of Directors of ETFS unanimously recommends that you vote FOR the approval of the reorganization agreement.

Your Vote is Very Important